Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Magnolia Oil & Gas Corporation of our report dated June 27, 2018 relating to the combined financial statements of the Karnes County Business as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 and for the period from September 30, 2015 (date of inception) to December 31, 2015 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the allocations of certain costs in the combined financial statements), incorporated by reference in the Current Report on Form 8-K of Magnolia Oil & Gas Corporation filed on August 6, 2018.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

October 5, 2018